Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

SYSOREX GLOBAL, A NEVADA CORPORATION

AND

INPIXON, A NEVADA CORPORATION

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is entered into this 27th day of February, 2017, by and between Sysorex Global, a Nevada corporation (the “Parent Company”), and Inpixon, a Nevada corporation (the “Subsidiary Company”). In consideration of the covenants and conditions set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, the parties agree as follows:

1. Background. Parent Company holds all of the issued and outstanding shares of stock of Subsidiary Company. The parties have deemed it advisable and in the best interests of each party and their respective shareholders to merge the Subsidiary Company with and into the Parent Company (the “Merger”) as authorized by the laws of the State of Nevada.

2. Merger; Effectiveness. The Subsidiary Company shall be merged with and into the Parent Company pursuant to the applicable provisions of Chapter 78 and Section 92A.180 of the Nevada Revised Statutes, as amended (the “NRS”), and in accordance with the terms of this Agreement. The Articles of Merger shall be executed by the Parent Company and the Subsidiary Company, filed with the Secretary of State of Nevada, and provide for the Merger to become effective at 12:02 a.m. on March 1, 2017 (the “Effective Time of the Merger”) with the Parent Company being the surviving company of the Merger (the “Surviving Company”).

3. Conversion of Shares. At the Effective Time of the Merger, by virtue of the Merger, every share of the common stock of the Subsidiary Company shall be retired and the certificates shall be deemed cancelled.

4. Governing Documents; Bylaws; Board of Directors. The Articles of Incorporation of the Parent Company in effect immediately prior to the Effective Time of the Merger shall be the Articles of Incorporation of the Surviving Company, provided, however, that the Articles of Merger filed with the Secretary of State of the State of Nevada shall provide that the Articles of Incorporation shall be amended to change the name of the Parent Company to be “Inpixon”. The Bylaws of the Parent Company in effect immediately prior to the Effective Time of the Merger shall be the Bylaws of the Surviving Company. The Board of Directors and officers of the Parent Company shall be the Board of Directors and officers of the Surviving Company.

5. Waiver. Pursuant to NRS 92A.180, the Parent Company, the sole shareholder of the Subsidiary Company, waives the requirement that a copy of the plan of merger be mailed to each owner of the Subsidiary Company.

6. Termination. This Agreement may be terminated for any reason at any time before the filing of the Articles of Merger with the Secretary of State of the State of Nevada (whether before or after approval by the shareholders of the Subsidiary Company and the Parent Company, or either of them) by resolution of the Board of Directors of the Parent Company.

7. Amendment. This Agreement may, to the extent permitted by law, be amended, supplemented or interpreted at any time by action taken by the Board of Directors of each of the parties.

8. Governing Law. This Agreement and all matters relating to this Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of Nevada, without giving effect to principles of conflicts of laws.

9. Counterpart and Facsimile Signatures. This Agreement may be signed in counterparts, each of which shall be an original, but all of which shall constitute one and the same document. Signatures transmitted by facsimile shall be deemed valid execution of this Agreement binding on the parties.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this AGREEMENT AND PLAN OF MERGER as of the date first set forth above.

SYSOREX GLOBAL		INPIXON

By:	/s/ Nadir Ali	By:	/s/ Nadir Ali
Name:	Nadir Ali	Name:	Nadir Ali
Title:	Chief Executive Officer	Title:	President